UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                               WEBSENSE, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                   947684106
------------------------------------------------------------------------------
                               (CUSIP Number)

                              PHILIP G. TRUBEY
                              JANET A. McVEIGH
                                 P.O. BOX 1285
                       RANCHO SANTA FE, CALIFORNIA 92067

                               with a copy to:

                         RICHARD L. KINTZ, ESQUIRE
                  SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
                       501 WEST BROADWAY, 19TH FLOOR
                        SAN DIEGO, CALIFORNIA 92101
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                JANUARY 31, 2001
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on following page(s))

                                SCHEDULE 13D

CUSIP No. 947684106                                         Page 3 of 12 Pages


------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      PHILIP G. TRUBEY
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]
------------------------------------------------------------------------------
3     SEC USE ONLY



------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)


      PF
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO  ITEMS 2(d) OR 2(e)                                    [ ]

      NOT APPLICABLE
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


      CANADA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             2,580,400
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              2,580,400
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      2,580,400
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)

                                                                           [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      13.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 947684106                                        Page 5 of 12 Pages


------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      JANET A. McVEIGH
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
      Instructions)
                                                                    (a)  [X]
                                                                    (b)  [ ]

------------------------------------------------------------------------------
3     SEC USE ONLY



------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)


      PF
------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO  ITEMS 2(d) OR 2(e)                                   [  ]

      NOT APPLICABLE
------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


      CANADA
------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
     SHARES             1,370,000
  BENEFICIALLY    ------------------------------------------------------------
    OWNED BY      8     SHARED VOTING POWER
      EACH              NONE
   REPORTING      ------------------------------------------------------------
     PERSON       9     SOLE DISPOSITIVE POWER
      WITH              1,370,000
                  ------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        NONE

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      1,370,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)

                                                                           [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      7.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)


      IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

            Philip G. Trubey and Janet A. McVeigh hereby amend that certain statement on Schedule 13D (Amendment No. 2) filed with the Securities and Exchange Commission ("SEC") on November 9, 2000 ("Amendment No. 2"), with respect to the Common Stock ("Common Stock") of Websense, Inc. ("Websense"). This statement reflects the sale by Janet A. McVeigh of certain shares of Common Stock of Websense.

Item 1.     Security and Issuer
-------     -------------------

            No change.

Item 2.     Identity and Background
-------     -----------------------

            No change.

Item 3.     Source and Amount of Funds or Other Consideration
-------     -------------------------------------------------

            No change, except McVeigh has sold 480,000 shares of Common Stock of Websense on the dates and in the amounts as set forth in Item 5(c) below.

Item 4.     Purpose of Transaction
-------     ----------------------

            No change, except McVeigh has sold 480,000 shares of Common Stock of Websense on the dates and in the amounts as set forth in Item 5(c) below.

Item 5.     Interest in Securities of the Issuer
-------     ------------------------------------

            (a) Trubey is the direct beneficial owner of 2,580,400 shares of Common Stock, representing approximately 13.2% of the outstanding Common Stock of Websense, and McVeigh is the direct beneficial owner of 1,370,000 shares of Common Stock, representing approximately 7.0% of the outstanding Common Stock of Websense (based on the number of shares of Common Stock outstanding on November 1, 2000). By virtue of the fact that Trubey and McVeigh are married to each other, each may also be deemed to be an indirect beneficial owner of the other's shares of Common Stock such that either or both Trubey or McVeigh may be deemed the beneficial owner of an aggregate of 3,950,400 shares of Common Stock of Websense representing approximately 20.2% of the outstanding Common Stock of Websense. However, notwithstanding the foregoing, for purposes of Rule 13d-4 [17 CFR 240.13d-4] under the Exchange Act, Trubey expressly disclaims beneficial ownership of the 1,370,000 shares of Common Stock owned by McVeigh, and McVeigh expressly disclaims beneficial ownership of the 2,580,400 shares of Common Stock owned by Trubey.

            (b) Trubey has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 1,370,000 shares of Common Stock directly owned by him. McVeigh has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the 1,370,000 shares of Common Stock directly owned by her.

            (c) From November 9, 2000, McVeigh has effected the following sales of Websense Common Stock on the open market:

                 (1) On November 16, 2000, McVeigh sold 10,000 shares of Websense Common Stock at $18.00 per share.

                 (2) On November 16, 2000, McVeigh sold 25,000 shares of Websense Common Stock at $18.125 per share.

                 (3) On November 16, 2000, McVeigh sold 5,000 shares of Websense Common Stock at $18.062 per share.

                 (4) On December 22, 2000 McVeigh sold 5,000 shares of Websense Common Stock at $15.125 per share.

                 (5) On December 27, 2000 McVeigh sold 10,000 shares of Websense Common Stock at $15.375 per share.

                 (6) On December 28, 2000 McVeigh sold 10,000 shares of Websense Common Stock at $16.125 per share.

                 (7) On December 28, 2000 McVeigh sold 5,000 shares of Websense Common Stock at $15.750 per share.

                 (8) On December 28, 2000 McVeigh sold 5,000 shares of Websense Common Stock at $15.500 per share.

                 (9) On December 29, 2000 McVeigh sold 5,000 shares of Websense Common Stock at $15.250 per share.

                (10) On January 16, 2001, McVeigh sold 2,500 shares of Websense Common Stock at $15.125.

                (11) On January 23, 2001, McVeigh sold 5,000 shares of Websense Common Stock at $15.250.

                (12) On January 23, 2001, McVeigh sold 2,500 shares of Websense Common Stock at $15.125.

                (13) On January 23, 2001, McVeigh sold 1,500 shares of Websense Common Stock at $15.000.

                (14) On January 24, 2001, McVeigh sold 5,000 shares of Websense Common Stock at $15.000.

                (15) On January 30, 2001, McVeigh sold 32,500 shares of Websense Common Stock at $14.687.

                (16) On January 30, 2001, McVeigh sold 20,000 shares of Websense Common Stock at $14.500.

                (17) On January 30, 2001, McVeigh sold 5,000 shares of Websense Common Stock at $14.812.

                (18) On January 30, 2001, McVeigh sold 10,000 shares of Websense Common Stock at $14.750.

                (19) On January 31, 2001, McVeigh sold 16,000 shares of Websense Common Stock at $15.875.

                (20) On January 31, 2001, McVeigh sold 85,000 shares of Websense Common Stock at $16.000.

                (21) On January 31, 2001, McVeigh sold 40,000 shares of Websense Common Stock at $16.062.

                (22) On January 31, 2001, McVeigh sold 65,000 shares of Websense Common Stock at $16.250.

                (23) On January 31, 2001, McVeigh sold 25,000 shares of Websense Common Stock at $16.375.

                (24) On January 31, 2001, McVeigh sold 10,000 shares of Websense Common Stock at $16.187.

                (25) On January 31, 2001, McVeigh sold 25,000 shares of Websense Common Stock at $16.125.

                (26) On January 31, 2001, McVeigh sold 12,500 shares of Websense Common Stock at $15.937.

                (27) On January 31, 2001, McVeigh sold 12,500 shares of Websense Common Stock at $15.812.

                (28) On January 31, 2001, McVeigh sold 25,000 shares of Websense Common Stock at $15.750.


Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
-------    ---------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

           No change.

Item 7.     Material to be Filed as Exhibits
-------     --------------------------------

            Joint Filing Agreement.



Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2001



                  By: /s/ Philip G. Trubey
                      ___________________________
                        Philip G. Trubey

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2001




                  By: /s/ Janet A. McVeigh
                      ___________________________
                        Janet A. McVeigh

                           JOINT FILING AGREEMENT

            In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value of $0.01 per share, of Websense, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 5th day of February, 2001.




                  By: /s/ Philip G. Trubey
                     ___________________________
                        Philip G. Trubey




                  By: /s/ Janet A. McVeigh
                      ___________________________
                        Janet A. McVeigh